                     FILED BY:  AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                              SECURITIES ACT OF 1933, AS AMENDED

              SUBJECT COMPANY:  AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS, INC.
                                       SEC REGISTRATION STATEMENT NO. 333-140913

REMINDER NOTICE -EMAIL

SUBJECT:  HAVE YOU VOTED YOUR PROXIES?

DON'T FORGET TO VOTE YOUR PROXIES!

Time is running out to send in your proxy votes. If you have yet to vote, please vote today using the materials sent to avoid receiving reminder notices from us.
You can vote online at proxyweb.com,  by phone at 1-888-221-0697 or you can mail in your vote card(s) with the envelope(s) provided.

For an OVERVIEW of the proxy  proposals,  please visit our Web site. If you have already voted, you may disregard this message. Thank you for your time.

THE  AMERICAN  CENTURY  FUNDS HAVE FILED  PROXY  STATEMENTS  AND OTHER  RELEVANT
DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC).  INVESTORS ARE
URGED TO READ THESE DOCUMENTS  BECAUSE THEY CONTAIN IMPORTANT  INFORMATION.  YOU
CAN OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC WEB SITE (WWW.SEC.GOV).  IN
ADDITION,  THE PROXY  STATEMENTS  FILED  WITH THE SEC BY  AMERICAN  CENTURY  ARE
AVAILABLE FREE OF CHARGE BY CALLING 1-877-256-6083.

This email includes  information about Services and Products offered by American
Century  Investments.  If you prefer not to receive this type of  information in the future, you may UNSUBSCRIBE at any time.

PRIVACY AND SECURITY POLICY

4500 Main St.
Kansas City, MO 64111
The American  Century  Investments  logo,  American Century and American Century
Investments are service marks of American  Century  Proprietary  Holdings,  Inc.
©2007 American Century Proprietary Holdings, Inc. All Rights Reserved.

                               # # # # # # # # #

                                                                         (Logo)

Dear Investor:

Recently we sent you proxy  materials for the Special Meeting of Shareholders to take place on June 27, 2007. Our records indicate that we have not received your important  vote.  We urge you to vote  today  in  order to allow us to  obtain a sufficient  number of votes to hold the Meeting as  scheduled  and avoid  future reminders and the possibility of an adjournment.

You can vote today using the control number and phone number or Web site address shown on your vote card.

PLEASE REMEMBER, THE BOARD OF DIRECTORS/TRUSTEES  HAS UNANIMOUSLY  RECOMMENDED A
VOTE "FOR" THE PROPOSAL(S) DETAILED IN YOUR PROXY STATEMENT.

Thank you for prompt vote and continued support of American Century Investments.

THE  AMERICAN  CENTURY  FUNDS HAVE FILED  PROXY  STATEMENTS  AND OTHER  RELEVANT
DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC).  INVESTORS ARE
URGED TO READ THESE DOCUMENTS  BECAUSE THEY CONTAIN IMPORTANT  INFORMATION.  YOU
CAN OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC WEB SITE (WWW.SEC.GOV).  IN
ADDITION,  THE PROXY  STATEMENTS  FILED  WITH THE SEC BY  AMERICAN  CENTURY  ARE
AVAILABLE FREE OF CHARGE BY CALLING 1-877-256-6083.